Simpson Thacher & Bartlett LLP
900 G Street, NW Washington, D.C. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5915	E-mail Address nathan.briggs@stblaw.com

March 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah L. O’Neal

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932); Responses to Comments on Preliminary Proxy Statement

Dear Ms. O’Neal:

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Artisan Partners Funds’ preliminary proxy statement in respect of Artisan International Explorer Fund, a series of Artisan Partners Funds (the “Fund”), which was filed on Schedule 14A with the Commission on February 26, 2024 (the “Preliminary Proxy Statement”). A comment regarding the Preliminary Proxy Statement was delivered by the Staff via telephone on March 5, 2024. The comment and Artisan Partners Funds’ response are set forth below. Changes noted below will be reflected in the definitive proxy statement, which will be filed on or around the date hereof.

Questions and Answers

1.	Comment: Please revise the answer in the section of the Notice of Special Meeting of Shareholders titled “Questions and Answers—Why are shareholder being asked to approve these changes?” to include a brief discussion of the potential risks associated with the Fund being reclassified as a “non-diversified” fund.

Response: In response to the Staff’s comment, the Fund has revised the aforementioned section as follows (additions denoted by underline):

Securities and Exchange Commission	March 15, 2024

Q. Why are shareholders being asked to approve these changes?

A. As explained more fully in the Proxy Statement, the Reclassification is proposed, among other reasons, to allow the Fund more flexibility in achieving its investment objective. Based on its experience and investment analysis, Artisan Partners Limited Partnership (“Artisan Partners”), the Fund’s investment adviser, believes that the Reclassification could potentially enable the Fund to achieve stronger absolute and relative performance over the long-term by providing the Fund with this additional flexibility. The Reclassification will allow Artisan Partners the potential to seek to maximize the impact of its investment theses in respect of those companies in which it has the highest conviction. For example, managing the Fund as a “non-diversified” fund would allow the Fund’s investment team to manage its portfolio, which consists primarily of stocks of non-U.S. small-capitalization companies, with reduced portfolio turnover. Maintaining the Fund as a “diversified” fund is expected to increasingly limit the Fund’s investment flexibility within the non-U.S. small-capitalization universe as represented by the MSCI All Country World ex USA Small Cap Index. ~~Accordingly, to enhance the Fund’s ability to pursue attractive~~ The increased investment flexibility to invest a larger portion of its assets in securities of a smaller number of issuers than a diversified fund may, however, make the Fund more susceptible to economic, business political or other factors affecting the particular issuers in which it invests because larger investments in individual companies will have a greater effect on the Fund’s performance.

In consideration of the foregoing, including the potential to enhance the Fund’s ability to pursue attractive investment opportunities and increase the degree of investment freedom for the Fund, the Board is proposing that Shareholders approve the Reclassification.

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Please do not hesitate to call me at (202) 636-5915 or Benjamin J.G. Ruano at (202) 636-5548 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

cc:	Laura E. Simpson, Esq., Artisan Partners Limited Partnership Young Kyung Lee, Esq., Artisan Partners Limited Partnership Benjamin J.G. Ruano, Esq., Simpson Thacher & Bartlett LLP